UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF JANUARY 2011
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TABLE OF CONTENTS

Page
Signature	3
Exhibit Index	4
Exhibit 99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ Kin Kwong (Peter) Mak
Name:	Kin Kwong (Peter) Mak
Title:	Chief Financial Officer

Date: January 11, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release